UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BETA OIL & GAS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08659A104 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08659A104	13G	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rolf N. Hufnagel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 843,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 843,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/05/2002

CUSIP No. 08659A104	13G	Page 3 of 4

Item 1.

(a)    Name of Issuer:                Beta Oil & Gas, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

Two Warren Place

6120 South Yale Avenue, Suite 813

Tulsa, Oklahoma 74136

Item 2.

(a)    Name of Person Filing:        Rolf N. Hufnagel

(b)    Address of Principal Business Office, or if None, Residence:

c/o Crimson Resources, LLC

6100 South Yale Avenue, Suite 300

Tulsa, Oklahoma 74136

(c)    Citizenship: United States

(d)    Title of Class of Securities: Common Stock, par value $.001

(e)    CUSIP Number: 08659A104

Item	3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
b.	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
c.	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
d.	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
e.	[_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
f.	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
g.	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
h.	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
j.	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Incorporated by reference to items (5) through (9) and (11) of the cover page pertaining to each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

CUSIP No. 08659A104	13G	Page 4 of 4

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent

      Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of the Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2003	By:	/s/ Rolf N. Hufnagel
Rolf N. Hufnagel